Energy Metals Corporation and High Plains Uranium, Inc. set
Friday, January 19, 2007 as Final Trading Day and Closing Date for
Business Combination

Vancouver, British Columbia and Cheyenne, Wyoming, January 15, 2007 - Energy Metals Corporation (TSX: EMC; NYSE Arca: EMU) ("Energy Metals") and High Plains Uranium, Inc. (TSX:HPU) ("High Plains") are pleased to announce that the closing of their previously announced business combination has been extended to Friday, January 19, 2007. In order to accommodate filing deadlines in St. John, New Brunswick relating to the business combination, trading in the shares of High Plains will cease at 2:00pm (EST) on Friday, January 19, 2007. For purposes of calculating the previously disclosed share exchange rate, the VWAP of the Energy Metals common shares will be determined over the 20 trading days prior to and including January 18, 2007.

As discussed in the High Plains circular, and further to the joint press release of High Plains and Energy Metals, dated January 9, 2007, the companies have now determined that US withholding tax will be imposed on the share exchange. On closing, Energy Metals will withhold 10% of the gross fair market value of the shares, warrants and options being issued in exchange for the securities of non-US resident shareholders, optionholders and warrantholders of High Plains. A non-US resident includes any shareholder that is considered to be a resident outside of the United States (e.g. Canadian, U.K. residents etc).

In the case of a US resident, the amount withheld can be credited against such shareholder’s US tax liability. Non-US residents and US residents will be required to file a US tax return reporting their gain or loss realized on the disposition of their HPU common shares. The amount withheld can be credited against such shareholder’s US tax liability.

US residents can avoid this withholding entirely if they complete and return the Letter of Transmittal and IRS Form W9, mailed to High Plains shareholders, warrantholders, and optionholders and available on SEDAR, by no later than February 2, 2007 (previously January 26, 2007). Warrantholders and optionholders who are US residents can also avoid this withholding by returning an IRS Form W9 to High Plains by January 18, 2007 (previously January 11, 2007).

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Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

High Plains Uranium, Inc.

High Plains Uranium, Inc. is a TSX listed Canadian company engaged in the acquisition and exploration of previously explored uranium properties, focusing on the States of Wyoming and Texas. Its goal is to become a uranium producer at the earliest possible opportunity utilizing in-situ leach mining technology. Since its establishment, High Plains has been assembling a seasoned management team to identify, acquire and cultivate strategic acquisitions.

Forward Looking Statements: This news release contains forward-looking statements; these statements relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Energy Metals and High Plains. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in this news release. These forward-looking statements are made as of the date hereof and Energy Metals and High Plains do not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:

William Sheriff, Chairman Energy Metals Corporation Tel: (604) 684-9007 or (972) 333 – 2214 Email: wms@energymetalscorp.com	Thomas Parker, CEO and President High Plains Uranium, Inc. Tel: (307) 459 – 4146 or (406) 257-8891 Email: tparker@hpur.com